Exhibit 99.2

News Release	For Immediate Release

PNI Digital Media Announces New Chief Operating Officer

VANCOUVER, BC – July 17th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced the appointment of Patrick Nangle as Chief Operating Officer.

As a member of the Company’s management team, Mr. Nangle will direct all aspects of the Company’s operations including Development, Operations, Customer Support and Product Services. Mr. Nangle’s primary focus will be to implement and execute the Company’s strategic growth plan.

Mr. Nangle brings more than fifteen years of senior leadership experience to PNI Digital Media. In his most recent role, Mr. Nangle served as President of Digital Dispatch Systems of Vancouver, a world leader in fleet management software and in-vehicle data solutions. Previously, Mr. Nangle served as Chief Operating Officer for Neopost SA, a multinational corporation providing mail technology solutions with worldwide revenues in excess of $1 billion.

“With the size of our business, the diverse customer base and the number of business lines we are aggressively entering, it is essential we have a strong execution-focused member of the management team,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Patrick’s experience and business acumen will enhance PNI’s capabilities in all operational facets. We are happy to add him to our team.” “It’s my pleasure to join the dynamic team at PNI,” said Patrick Nangle, Chief Operating Officer of PNI Digital Media. “I am impressed with what has been achieved to date and the growth strategies that are in place. I look forward to contributing to the company’s ongoing success.”

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.